SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 3, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o No: y

Enclosure:

A copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release in connection with the Company’s financial condition and results of operations for the six (6) months ended June 30, 2004.

Security Code # CM-040

August 3, 2004

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita Quintos

Senior Vice President

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the six (6) months ended June 30, 2004.

This shall also serve as our disclosure in compliance with the PSE Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 3, 2004

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the six (6) months ended June 30, 2004.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552

Contact Person Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday

Month Day FORM TYPE Month Day Fiscal Year

Annual Meeting

C	F	D	N/A

Dept. Requiring this Doc. Amended Articles

Number/Section

Total Amount of Borrowings

2,203,701 As of June 30, 2004	N/A	N/A

Total No. of Stockholders Domestic Foreign

------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

File Number ____________________________________

LCU

Document I.D. ____________________________________

Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1. August 3, 2004 ____________

Date of Report (Date of earliest event reported)

2. SEC Identification Number _____PW-55 ____ 3. BIR Tax Identification No. __000-488-793

4. Philippine Long Distance Telephone Company ________________________________

Exact name of issuer as specified in its charter

5. Philippines ___________________________ 6. (SEC Use Only)

Province, country or other jurisdiction or Industry Classification Code:

incorporation

7. Makati Avenue, Makati City, Philippines ________________ _____2148_______

Address of principal office Postal Code

8. (632) 814-3664 ____________________________________________________________

Issuer’s telephone number, including area code

9. Not Applicable_______________________________________________________________

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class Number of Shares of Common Stock

Outstanding and Amount of Debt Outstanding

_____________________________________________________________________________

_____________________________________________________________________________

_____________________________________________________________________________

11. Item 9 (Other Events)

Attached is a press release regarding the Issuer’s financial condition and results of operations for the six (6) months ended June 30, 2004.

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 3, 2004

PLDT PROFIT REACHES NEW HEIGHTS IN THE SECOND QUARTER OF 2004

  PLDT’s consolidated net income surpasses the P12 billion mark for first six months of 2004, exceeding FY2003 reported net income
  Smart’s net income of P11.6 billion already at 72% of FY2003 profit
  Smart and Talk ‘N Text 2Q04 subscriber net additions of almost 1.7 million eclipse previous highs; combined subscriber base goes past 16 million mark
  PLDT Fixed Line records net income of P397 million
  ePLDT posts profit of P70 million
  Consolidated EBITDA rises 35% to P34.7 billion; EBITDA margin improves to 62% of revenues
  Consolidated free cash flow reaches P17.7 billion
  PLDT Group reduces debt by a total of US$279 million
  Smart pays cash dividend of P11.3 billion to PLDT in May 2004

MANILA, Philippines, August 3, 2004 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its preliminary and unaudited financial results for the first six months of 2004. With fully-owned subsidiary Smart Communications, Inc. (“Smart”) exhibiting continued strength, PLDT’s consolidated net income rose to P12 billion, 73% over the recurring net income of P6.9 billion and 573% higher than the P1.8 billion reported net income in the first half of 2003. Net income in the second quarter alone was P6.8 billion, buoyed partially by election-related spending. Revenues for the PLDT Group likewise increased by 20% to P55.6 billion in the first six months of 2004 while consolidated EBITDA improved to P34.7 billion as a result of higher revenues and lower cash operating expenses. Consolidated free cash flow grew significantly from P9.3 billion in the first half of 2003 to P17.7 billion in the same period in 2004 allowing the group to reduce total debt by US$279 million in the first six months of 2004.

Smart: Forging Ahead

Smart added just over 1.2 million subscribers in the second quarter of 2004, ending the period with 12.5 million subscribers. Talk ‘N Text added close to 470,000 subscribers and ended the first half of 2004 with 3.5 million subscribers, bringing the PLDT Group’s total cellular subscribers to 16.0 million. Net subscriber additions in the first half of 2004 increased by 75%, from 1.8 million last year to over 3 million during the first six months of this year. Cellular penetration rates continue to exceed expectations, reaching approximately 33% at the end of June 2004.

The growth in revenues, EBITDA, and net income remained strong, partially helped by increased subscriber take-up and usage in the second quarter relating to national election activities. In the first six months of 2004, Smart increased its revenues to P30.9 billion, 40% higher than the P22.1 billion realized in the same period last year. EBITDA surged by 69% to P21.2 billion from P12.5 billion mainly due to higher revenues and lower selling and promotion expenses. EBITDA margin improved to 69% in the first half of 2004 from 57% in the same period last year. Net income nearly doubled to P11.6 billion from P6.1 billion last year.

Smart has pursued its innovative thrust with the recent introduction of Smart Padala, the first and only international and domestic cash remittance service via text. This breakthrough service will allow Smart’s subscribers, particularly overseas Filipino workers, to provide assistance to their relatives by enabling the encashment of values sent to them via their mobile phones.

“SMART Padala is another “world’s first” service from Smart, but it is more than just an innovative commercial service. It’s innovation with a positive social impact. It’s about keeping Filipino families together, here and abroad.” explained Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Smart continues to extend its network of 34 switches and over 4,500 base stations to cover 91% of the country’s population. Capital expenditures reached P8.8 billion during the first six months of 2004 and remains pegged at P15.0 billion for the full year.

Smart’s free cash flow remained strong in the first half of 2004 at P9.8 billion, enabling Smart to pay down debts by US$36 million. In addition, in May 2004, Smart paid dividends to PLDT of P11.3 billion, representing 70% of its net income in 2003.

Pilipino Telephone Corporation, in which Smart and PLDT currently have an aggregate common share ownership of 62.3%, also announced its 2004 first half results today, ending the period with a net income of P810 million, resulting mainly from continued strong cellular subscriber growth and inclusive of foreign exchange losses of P79 million. This marks a turnaround from the loss of P535 million posted in the same period in 2003 and comes after the attainment of a critical mass of subscribers and the elimination of one-time impairment provisions booked in previous years.

PLDT Fixed Line: Keeping its Focus

On the Fixed Line side of the business, total revenues increased by 3%, from P22.5 billion in the first six months of 2003 to P23.2 billion in the 2004, mainly derived from the increase in data service revenues. DSL subscribers increased to over 33,000 at the end of June 2004 from less than 15,000 one year ago.

Cash operating expenses declined by 2% and EBITDA improved by 7%, from P12.3 billion in the first half of 2003 to P13.1 billion in the first half of 2004. EBITDA margin likewise improved to 57% this year from 55% last year.

Capital expenditures were under control at P2.7 billion for the first six months of 2004. Full year capital expenditures of the fixed line business are now expected to reach P6 billion which have been mainly earmarked for the expansion of PLDT’s DSL service.

As of June 30, 2004, PLDT Fixed Line had 9,992 employees compared with 11,237 employees as of the same date last year. PLDT Fixed Line reduced headcount by 238 in the first six months of the year in line with its objective to right size the organization.

Including dividends from Smart of P11.3 billion paid in the second quarter of 2004, PLDT’s free cash flow in the first six months increased to P19 billion. As such, PLDT Fixed Line was able to reduce debts by US$222 million during the period. Total debt reduction for the year is estimated at approximately US$300 million. As of the end of June 2004, PLDT Fixed Line’s debt balance was US$2.2 billion.

"The Fixed Line business remains stable and focused. Cost containment and debt reduction are still its priorities but Fixed is also actively exploring additional revenue streams. Much of this will result from the functional coordination efforts now being implemented across the PLDT Group," concluded Nazareno.

ePLDT: Growing Profitably

ePLDT, the Group’s information and communications technology arm, posted a net profit of P70 million for the first half of 2004 compared to a net loss of P454 million in the same period last year. ePLDT’s financial performance was boosted the increase in the revenues of its call centers, Vocativ and Parlance. The call centers generated revenues of P519 million, or 47% of ePLDT’s total revenues, while Vitro’s data center business increased its revenue contribution to P314 million . Consolidated revenues of ePLDT jumped by 27% in the first six months of 2004 to P1.1 billion compared with P878 million in the same period last year.

With a third call center on its way, ePLDT expects to increase the capacity of all its call centers to approximately 2,000 seats by the end of 2004. Netopia, ePLDT’s 52%-owned subsidiary and the country’s leading internet café chain, now has 100 outlets across key cities in the Philippines and has just opened its first branch in Thailand.

“ePLDT is expanding its operations, and it is doing so in a profitable manner”, said Atty. Ray C. Espinosa, ePLDT Managing Director.

PLDT Group: Harnessing Our Forces

“I think we’ve moved beyond the phase of consolidating the strengths of our individual businesses. We are now in the process of harnessing these strengths and transforming them into tangible synergies. This will significantly enhance our ability to contribute to the various communities we serve - our customers, our shareholders, and ultimately, our nation as well. Our position as the most profitable, listed company in the Philippines validates the substantial investments made by PLDT, Smart and the other members of the Group over the last few years in people, in networks, in innovation of products and services,” said Manuel V. Pangilinan, PLDT Chairman.

###

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 816-8468

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: August 3, 2004